  EXHIBIT 99.1

 Americas Gold & Silver To Be Included In

Solactive Global Silver Miners Index (SIL)

April 28, 2025 – Toronto, ON – Americas Gold and Silver Corporation (TSX: USA, NYSE American: USAS) (“Americas” or the “Company”) is pleased to announce that the Company has been included in the Solactive Global Silver Miners Index (“Silver Index”) effective May 1, 2025.

Paul Huet, Chairman & CEO of Americas, commented: “The Americas team is very pleased to have met the criteria for inclusion in the Solactive Global Silver Miners Index, which includes having significant silver mining activities, significant revenue from silver mining, and meeting the market capitalization threshold. Our inclusion in the Silver Index represents further validation of our success in building a strong foundation for the Company as a growing silver miner. Inclusion on this major silver index has the potential to attract additional institutional investment into the company and increase liquidity, as the Silver Index is an important benchmark requirement for many large investment funds.”

For more information on the Silver Index please visit: https://www.solactive.com/Indices/?index=DE000A1DKEB9#documents

About Americas Gold and Silver Corporation

Americas is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with affiliates of Mr. Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the Company’s largest shareholder, holding a ~20% interest. With these strategically positioned assets, Americas is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

For further information, please contact:

Maxim Kouxenko - Manager, Investor Relations

M:          +1(647) 888-6458

E:            ir@americas-gold.com

W:          americas-gold.com

1

Cautionary Statement on Forward‐Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential to attract additional institutional investment into the company and increase liquidity and any other potential results of inclusion in the Silver Index, and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to: interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

2